SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                               NTN Buzztime, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.005 per share
                         (Title of Class of Securities)

                                    629410309
                                 (CUSIP Number)

                             George L. Mahoney, Esq.
                               Media General, Inc.
               333 East Franklin Street, Richmond, Virginia 23219
                                 (804) 649-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                       on behalf of the Reporting Person)

                               September 12, 2007
     ----------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act.


                                 SCHEDULE 13D/A


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CUSIP No. 629410309                                                                                 Page 2 of 8
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1          NAMES OF REPORTING PERSON; I.R.S. IDENTIFICATION NO. OF PERSON
           Media General, Inc.; IRS ID No. 54-0850433
---------- -------------------------------------------------------------------------------------------------------------------
---------- -------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) _____
           (b) _____        Not applicable.
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3          SEC USE ONLY
---------- -------------------------------------------------------------------------------------------------------------------
---------- -------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           WC/OO     (See Item 3)
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)___ or 2(e)___
           Not Applicable
---------- --------------------------------------------------------------------------------------------------------------------
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6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Commonwealth of Virginia
------------------------------- -------- --------------------------------------------------------------------------------------
NUMBER OF SHARES               7        SOLE VOTING RIGHTS                          3,230,667
 BENEFICIALLY                  -------- ---------------------------------------------------------------------------------------
   OWNED BY                    -------- ---------------------------------------------------------------------------------------
EACH REPORTING                 8        SHARED VOTING POWER                         0
   PERSON                      -------- --------------------------------------------------------------------------------------
    WITH                       -------- --------------------------------------------------------------------------------------
                               9        SOLE DISPOSITIVE POWER                      3,230,667
                               -------- --------------------------------------------------------------------------------------
                               -------- --------------------------------------------------------------------------------------
                               10       SHARED DISPOSITIVE POWER                    0
                               -------- --------------------------------------------------------------------------------------
---------- --------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON             3,230,667
---------- --------------------------------------------------------------------------------------------------------------------
---------- --------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    _______
---------- --------------------------------------------------------------------------------------------------------------------
---------- --------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                       5.8%(1)
---------- --------------------------------------------------------------------------------------------------------------------
---------- --------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON                                                 CO
---------- --------------------------------------------------------------------------------------------------------------------

(1)  Based on 55,612,494 shares of common stock outstanding as of July 31, 2007, as reported on the facing page of the Form
     10-Q of NTN Buzztime, Inc. for the quarter ended June 30, 2007.


Item 1.           Security and Issuer.

         This Schedule 13D/A constitutes Amendment No. 3 (this "Amendment") to the statement on Schedule 13D filed May 20, 2003 (the "Initial Statement"), relating to shares of common stock, par value $.005 per share (the "Common Stock"), of NTN Buzztime, Inc., a Delaware corporation (the "Company"), with its principal office located at 5966 La Place Court, Carlsbad, California 92008. The Initial Statement was amended by Amendment No. 1 to the Initial Statement ("Amendment No. 1"), as filed February 3, 2004, and Amendment No. 2 to the Initial Statement ("Amendment No. 2"), as filed July 27, 2005. The summary descriptions contained or incorporated by reference in this Amendment of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits to the Initial Statement or Amendment No. 1, as the case may be. Amendment No. 2 amended and restated the Initial Statement and Amendment
No. 1 in their entirety, and this Amendment amends and restates Amendment
No. 2 in its entirety.

Item 2.           Identity and Background.

         This Amendment is being filed by Media General, Inc., a Virginia corporation ("Media General"), with its principal office and business address located at 333 East Franklin Street, Richmond, Virginia 23219. Media General's principal businesses are newspaper publishing, television broadcasting and interactive media.

         The following information concerning the executive officers and directors of Media General is set forth on Exhibit 99.1 attached hereto, which is incorporated herein by reference:

                  (i)      name;

                  (ii)     residence or business address; and

                  (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         During the last five years, to the best knowledge of the person filing this Amendment, none of Media General or any of the individuals listed on
Exhibit 99.1 have been convicted in any criminal proceedings (excluding traffic violations and similar misdemeanors) or have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         To the best knowledge of the person filing this Amendment, all of the individuals listed on Exhibit 99.1 are citizens of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.

         Item 4 of the cover page hereto is incorporated herein by reference. On May 7, 2003, Media General acquired 2 million shares of restricted Common Stock for $3 million in cash pursuant to the terms of the Purchase Agreement described in Item 6 below (the "Investment Transaction"). Pursuant to the terms of the Licensing Agreement described in Item 6 below, on May 7, 2003, Media General received 666,667 shares of restricted Common Stock as payment for a license fee for granting a five (5) year license to Buzztime Entertainment, Inc., a Delaware corporation and wholly-owned subsidiary of the Company ("Buzztime"), of certain technology owned by Media General
(the "License Transaction"). On January 30, 2004, Media General acquired 564,000 shares of Common Stock in a registered public offering by the Company for $2 million in cash.

Item 4.           Purpose of Transaction.

         Media General's purpose in acquiring the Common Stock was to make strategic investments in the Company, an interactive game content developer and distributor. Except as otherwise set forth in this Amendment, none of Media General or, to the best knowledge of the person filing this Amendment, any of the individuals listed on Exhibit 99.1, have a present plan or proposal that relates to or would result in any of the actions or changes specified in clauses (a) through (j) of Item 4 of the General Instructions to Schedule 13D. However, each of Media General and the individuals listed on Exhibit 99.1 reserves the right to propose or participate in future transactions which may result in one or more of such actions or changes. Item 6 below is incorporated herein by reference.

Item 5.           Interest in Securities of the Issuer.

                  (a) See Items 11 and 13 of the cover page hereto, which are incorporated herein by reference, for the aggregate number of shares and percentage of the Common Stock beneficially owned by Media General.

                  (b) See Items 7 and 9 of the cover page hereto, which are incorporated herein by reference, for the number of shares as to which Media General has the sole power to vote or direct the vote, and to dispose or to direct the disposition.

                  (c) No transactions in Common Stock have been effected during the past 60 days by Media General.

                  (d) There is no other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Media General.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         On May 5, 2003, Media General, the Company and Buzztime entered into a definitive Securities Purchase Agreement, providing for the purchase by Media General of restricted Common Stock as described in Item 3 above (which description in Item 3 is incorporated herein by reference). The Securities Purchase Agreement required the parties to, among other things, enter into the NTN Investor Rights Agreement as a condition to closing the transactions contemplated thereunder.

         Pursuant to the NTN Investor Rights Agreement dated May 7, 2003, Media General has preemptive rights to purchase up to its pro rata share of certain issuances of Common Stock and securities convertible into Common Stock. These preemptive rights terminate in the event that Media General's holdings of Common Stock decline below specified thresholds.

         Effective as of the closing of the Investment Transaction, the Company appointed Neal F. Fondren to its Board of Directors as Media General's designee on the Company's Board of Directors. In addition to this initial appointment, under the NTN Investor Rights Agreement, the Company agreed to use its best efforts to cause and maintain the election to its Board of Directors of an individual designated by Media General and approved by the Company, so long as Media General maintains certain minimum holdings of Common Stock. In certain circumstances, including in the event Media General's designee is not elected to the Board of Directors, a Media General designee is entitled to attend meetings of the Board of Directors as a non-voting observer.

         Effective September 14, 2007, Mr. Fondren resigned from the Board of Directors of the Company. In accordance with the NTN Investor Rights Agreement, pursuant to a letter dated September 12, 2007, Media General designated C. Kirk Read, the President of Media General's Interactive Media Division and a Vice President at Media General, to serve on the Company's Board of Directors, and according to the Company's Form 8-K filed on September 17, 2007, Mr. Read has been elected to the Company's Board of Directors.

         The Company was also obligated to register Media General's shares of Common Stock for resale in compliance with applicable securities laws. On May 21, 2003, the Company filed a registration statement on Form S-3 relating to the resale by Media General and certain other selling securityholders, and as a result, 2,666,667 of Media General's shares are registered for resale under a prospectus dated June 6, 2003.

         In connection with the Investment Transaction, Media General received warrants to purchase on or before May 7, 2007 up to 500,000 shares of Buzztime's common stock. These warrants expired pursuant to their terms on May 7, 2007.

         Pursuant to the Licensing Agreement dated May 7, 2003, Media General licensed certain technology to Buzztime for a five-year term and license fee, which was paid by issuing 666,667 shares of restricted Common Stock to Media General. The Company, Media General, Buzztime and Neal F. Fondren entered into an amendment to the Licensing Agreement and Letter Agreement effective as of September 30, 2003. Under the amended Licensing Agreement, if Buzztime meets specified performance targets during the initial term, Buzztime has the option to renew the license on an exclusive basis for an additional five-year term; if Buzztime does not meet such targets, however, it may only renew the license for an additional five years on a non-exclusive basis. Additionally, the fee to renew the license was increased to $150,000, which Media General can elect to accept in shares of either Common Stock or Buzztime common stock with an aggregate value of $150,000 (based on the 20-day average trading price) if the Buzztime common stock is then publicly traded. The Company also agreed to pay directly to Media General compensation, including options to purchase Common Stock, that Neal F. Fondren otherwise was entitled to receive for serving as a member of the Company's Board of Directors or a committee of such Board. Pursuant to a Letter Agreement dated September 17, 2007, Media General agreed to accept $40,000 in lieu of any compensation payable to Media General in respect of Mr. Fondren's service on the Company's Board of Directors, other than cash compensation and expense reimbursements payable with respect to meetings attended by Mr. Fondren prior to his resignation from the Company's Board of Directors.

         Media General has a policy that does not permit employees of Media General who serve as directors of other companies at the request of Media General to be compensated by such companies while employed by Media General. Under the September 17, 2007 Letter Agreement, the Company agreed to pay cash compensation in respect of Mr. Read's service on the Company's Board of Directors or any committee of the Board directly to Media General. Pursuant to an Outside Compensation Agreement, dated as of September 17, 2007, Mr. Read has agreed that all compensation payable to him as a member of the Company's Board of Directors, including stock options, shall be paid to Media General, and in the event the Company issues stock options to Mr. Read, he will only exercise such options at the direction of Media General and turn any shares received upon exercise over to Media General. Mr. Read also has agreed to execute a power of attorney in favor of Media General with respect to any options to purchase Common stock issued to him by the Company.

         Except as may be otherwise described or incorporated by reference herein, to the best knowledge of the person filing this Amendment, none of the individuals listed on Exhibit 99.1 are parties to any contract, arrangement, understanding or relationship with Media General, any other individual listed on Exhibit 99.1 or any other person, in each case, with respect to any securities of the Company.

         The foregoing description of certain agreements are summaries and qualified in their entirety by reference to the agreement filed under or incorporated into Item 7 of this Amendment.

Item 7.           Material to be Filed as Exhibits.

Exhibit No.       Title of Exhibit

2.1 Securities Purchase Agreement, dated May 5, 2003, by and among Media General, the Company and Buzztime
                  (incorporated by reference to Exhibit 2.1 filed with the Initial Statement).

4.1 NTN Investor Rights Agreement, dated May 7, 2003, between the Company and Media General (incorporated by reference to Exhibit 4.1 filed with the Initial Statement).

10.1 Amendment No. 1 to Licensing Agreement and Letter Agreement, dated as of September 30, 2003, by and among Media General, the Company, Buzztime and Neal F. Fondren (incorporated by reference to Exhibit 10.1 filed with Amendment No. 1).

10.2 Letter Agreement, dated September 17, 2007, by and among, Media General, the Company, Neal F. Fondren and C. Kirk Read.

10.3 Outside Compensation Agreement, dated as of September 17, 2007, by and between Media General and C. Kirk Read.

99.1              Executive Officers and Directors of Media General.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        MEDIA GENERAL, INC.


                                        By: /s/ George L. Mahoney
                                            -----------------------------
Date:  September 18, 2007                   Name:  George L. Mahoney
                                            Title: Vice President, General
                                                   Counsel & Secretary

                                                                  Exhibit 10.2


                           [Media General Letterhead]


                               September 17, 2007


NTN Buzztime, Inc.
5966 La Place Court
Carlsbad, California  92008
Attention:   Kendra Berger
             Chief Financial Officer

Ladies and Gentlemen:

Reference is made to that certain (i) NTN Investor Rights Agreement, dated as of May 7, 2003 (the "Agreement"), by and between NTN Buzztime, Inc., f/k/a NTN Communications, Inc. (the "Company"), and Media General, Inc.
("Media General"); and (ii) Amendment No. 1 to Licensing Agreement and Letter Agreement, dated as of September 30, 2003 (the "License Amendment"), by and between the Company, Media General, Buzztime Entertainment, Inc. and Neal F. Fondren.

The parties hereto acknowledge that Mr. Fondren, Media General's initial designee to the board of directors of the Company (the "Board") pursuant to the Agreement, resigned from the Board effective as of September 14, 2007. In connection with the resignation of Mr. Fondren and the appointment to the Board of the successor designee of Media General, C. Kirk Read, and notwithstanding any provision of the Agreement, the License Amendment or any other agreement or document to the contrary, the parties hereby covenant and agree as follows:

         1. Mr. Fondren hereby acknowledges and agrees that he is not entitled to receive any compensation of any kind from the Company in connection with his service on the Board or any committee of the Board and waives and renounces any and all rights to receive any and all compensation of any kind in connection with his service on the Board or any committee of the Board.

         2. The parties hereto hereby agree that the Company shall pay to Media General on or before September 19, 2007, an amount in cash equal to $40,000.00, and that in consideration of and effective upon the payment of this cash amount to Media General, all rights of Media General under Section 4 of the License Amendment shall be terminated and be of no further force and effect, except with respect to any cash compensation payable with respect to Board or committee meetings held prior to his resignation that Mr. Fondren attended and for which payment in accordance with Section 4 of the License Amendment has not been made and reimbursement for the expenses of Mr. Fondren incurred in connection with his attending any such meetings.

         3. The Company, Media General and Mr. Read hereby acknowledge and agree that Media General has a policy which generally does not permit employees of Media General who serve as officers or directors of other companies ("Third Parties") at the request of Media General while employed by Media General to be compensated by such Third Parties. The Company hereby agrees that all cash compensation payable to Mr. Read in connection with his service on the Board or any committee thereof shall be paid to Media General and not to Mr. Read and agrees to report all such compensation, in accordance with applicable law, as taxable to Media General and not to Mr. Read.

         4. Notwithstanding paragraph 3 above, the Company, Media General and Mr. Read hereby acknowledge and agree that any stock options or other equity compensation (together, "Equity Compensation") that may be granted or awarded in respect of Mr. Read's service as a non-employee member of the Board shall be issued directly to Mr. Read and shall otherwise be on the same terms and conditions as the Equity Compensation granted or awarded to other non-employee members of the Board and/or committees of the Board in accordance with the Company's Board compensation policies as may be in effect from time to time. Notwithstanding the foregoing, the Company, Media General and Mr. Read hereby acknowledge and agree that Mr. Read shall not receive an initial stock option grant, and no such grant shall be made, in connection with the commencement of Mr. Read's term of service on the Board.

         5. This letter agreement and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to its principles of conflict of laws. This letter agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. Facsimile signatures shall be deemed original signatures for all purposes hereunder.


                            [Signature Page Follows]

If you agree to the terms of this letter agreement, please execute this agreement in the appropriate space below.

                                   SINCERELY,

                                   MEDIA GENERAL, INC.


                                   By: /s/ O. Reid Ashe, Jr.
                                       ---------------------
                                       Name:  O. Reid Ashe, Jr.
                                       Title:  Executive Vice President &
                                               Chief Operating Officer


Acknowledged and Agreed:

NTN BUZZTIME, INC.


By:    /s/ Kendra Berger
       ----------------------
Name:  Kendra Berger
Title: Chief Financial Officer


/s/ Neal F. Fondren
----------------------------
Neal F. Fondren

/s/ C. Kirk Read
---------------------------
C. Kirk Read

                                                                  Exhibit 10.3


                         OUTSIDE COMPENSATION AGREEMENT


         THIS OUTSIDE COMPENSATION AGREEMENT dated as of September 17, 2007 is by and between MEDIA GENERAL, INC., a Virginia corporation (the "Company"), and
C. KIRK READ (the "Executive").

                               W I T N E S E T H:

         WHEREAS, the Company, as an investor in NTN Communications, Inc., a Delaware corporation ("NTN"), has an interest in the economic success of NTN;

         WHEREAS, because of his expertise in the industry and loyalty to the Company, the Company has appointed the Executive as its nominee to the Board of Directors of NTN ("NTN's Board") pursuant to the NTN Investor Rights Agreement between the Company and NTN, dated as of May 7, 2003;

         WHEREAS, the Executive is willing to serve as a director of NTN and has accepted such position;

         WHEREAS, as a director of NTN the Executive is expected to be entitled to compensation from NTN in accordance with NTN's practices relating to compensation of directors;

         WHEREAS, in accordance with Company policies any compensation the Executive would otherwise be entitled to receive for services as a director of NTN properly belongs to the Company and the Executive has agreed that NTN may pay such compensation directly to the Company or, in the event the Executive receives any such compensation directly from NTN, the Executive will remit any compensation and transfer any rights to receive compensation to the Company; and

         WHEREAS, pursuant to a Letter Agreement entered into as of September 14, 2007, by and among the Company, NTN and the Executive, the parties have agreed that cash compensation to be paid by NTN to the Executive would instead be payable to the Company;

         NOW, THEREFORE, for and in consideration of the promises hereof and the mutual covenants contained herein, the parties hereto hereby covenant and agree as follows:

         1.       Representations.

                  (a) The Company has nominated the Executive to serve as a director on the NTN Board, and the Executive has been appointed to and accepted such position.

                  (b) The Executive represents that (i) he is under no obligation to any person or entity, other than the Company, which is in any way inconsistent with, presents a conflict of interest with, or which otherwise imposes any restriction upon, the Executive's serving as a member of NTN's Board, and (ii) he shall faithfully perform his duties as a member of NTN's Board, as they are specified by law, in the bylaws of NTN and by resolutions of NTN's Board.

                  (c) The Company represents that the Executive is not prohibited by Company bylaws, contracts, policies or otherwise from serving as a member of NTN's Board.

         2. Term of Agreement. This Agreement shall apply to all services performed by the Executive as a member of NTN's Board during any term in which he was nominated by the Company to the Board, including services performed as a member of a committee of such board, and to all compensation the Executive is otherwise entitled to receive from NTN for such services, whether prior to or after the date of this Agreement ("Compensation"), and it shall survive both the termination of the Executive's employment with the Company as well as termination of the Executive's membership on NTN's Board. The Executive agrees to serve as a member of NTN's Board until the earliest of the following:
(1) The Executive's voluntary resignation from NTN's Board, (2) the Company requests the Executive's resignation from NTN's Board, or (3) the Executive's failure to be re-elected as a member of NTN's Board.

         3. Director's Compensation. Pursuant to established policies and practices of the Company, the Executive, by execution of this Agreement agrees and confirms that any and all Compensation, in whatever form, including, but not limited to, directors fees, meetings fees, chair fees and equity-based awards, including but not limited to, stock options, shall be paid by NTN directly to the Company and not to the Executive. For all purposes under this Agreement, NTN's reimbursement of the Executive's expenses which he incurs in connection with his services as a member of NTN's Board shall not be deemed Compensation for services. If NTN pays Compensation directly to the Executive instead of to the Company, the Executive agrees that he will immediately transfer such Compensation to the Company. The Executive's consent to allow Compensation to be paid directly to the Company and to transfer such Compensation to the Company if Compensation is directly paid to the Executive shall survive the termination of the Executive's employment with the Company, so long as the Executive either is a director on NTN's Board or is otherwise entitled to receive Compensation of any kind from NTN for his services as a member of NTN's Board.

                  (a)      Stock Options.

                           (i) If the Executive receives Compensation in the
form of an award of stock options from NTN as a member of NTN's Board, he shall not exercise any such stock options without first being directed to do so by the Company.

                           (ii) The Executive shall exercise any such NTN stock
options in accordance with the Company's direction, provided the Company makes available to the Executive the funds necessary (if any) to exercise such options. Upon exercise of any NTN stock options and his receipt of certificates of shares of NTN stock, the Executive immediately shall transfer all ownership rights in such NTN stock to the Company without any consideration.

                  (b) Other Compensation. If the Executive is given a right, under any arrangement or plan of NTN's, including any stock option plan, to forego director's fees in exchange for another form of Compensation, including the grant of an option to purchase NTN securities, the Executive shall inform the Company of such right and shall not make any such election unless and until directed by the Company.

                  (c) Beneficiary Designation. The Executive agrees to name as beneficiary under any Compensation arrangement he participates in as a member of NTN's Board the Company or any representative of the Company which the Company directs the Executive to name as his beneficiary.

                  (d) Attorney in Fact. The Executive agrees to execute any additional documents necessary or appropriate to appoint Company or its representative as the Executive's irrevocable and lawful attorney in fact for the purpose of exercising any rights hereunder with respect to any NTN equity-based awards issued directly to the Executive as Compensation. The powers to be granted Company shall (a) include, but not necessarily be limited to, the power to exercise the stock options and to transfer the ownership rights in such NTN stock to the Company without the consent of or additional consideration to the Executive; and (b) be exercisable in the event the Executive leaves the employment of Company or is otherwise unavailable, unable or unwilling to perform the obligations set forth under Section 3(a)(ii) of this Agreement.

         4. Tax Consequences.

                  (a) Tax Returns. Consistent with NTN's payment to the Company of all cash Compensation, the Executive shall not report any such Compensation as gross income on his individual federal, state or local tax return, or shall report it as gross income but with a completely offsetting "above the line" deduction for his transfer of any such Compensation to the Company. The Executive agrees to promptly file all tax returns, to promptly notify the Company of any impositions of income or payroll (including self-employment) tax on such Compensation, if any, and to provide to the Company copies of all records he receives from NTN, if any, documenting such Compensation (including, but not limited to, IRS Forms 1099).

                  (b) Tax Indemnity.

                           (i) Anything in this Agreement to the contrary
notwithstanding, in the event it is determined that any payment by NTN to the Company or to the Executive or any income realized on the exercise of any NTN stock options is determined to be includable as taxable income of the Executive under Section 61 of the Internal Revenue Code (the "Code") or any corresponding provisions of state or local income tax laws (such tax, together with any interest and penalties incurred with respect thereto, hereinafter collectively referred to as the "Tax"), the Company shall indemnify and hold the Executive harmless, on an after-tax basis, from and against such tax and shall make to the Executive an additional payment
(a "Gross-Up Payment") in an amount such that, after payment by the Executive of any Tax imposed upon the income and the Gross-Up Payment, the Executive shall not have incurred any out-of-pocket expense for such Tax.

                           (ii) As a precondition to the indemnification right
set forth above, the Executive agrees to give the Company written notice of any determination by the Executive, or any claim by any taxing authority, that he owes a Tax in connection with the compensation he was otherwise entitled to receive for services performed for NTN. Such notice shall be given as soon as practicable but no later than ten (10) business days after the Executive makes such determination or is informed in writing of such claim and shall apprise the Company of the amount of such Tax and the date on which it is required to be paid. If the Company gives the Executive written notice within 30 days after having received such notice from the Executive that the Company disagrees with such determination, the Company and the Executive shall consult with each other and their respective tax advisors regarding the amount and payment of any Tax. In the event any taxing authority contests the amount of the Tax, the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with any contest of such Tax and shall indemnify and hold the Executive harmless, on an after-tax basis, from any Tax incurred by the Executive on (x) the Gross-Up Payment (including any interest and penalties with respect thereto) and (y) the Company's payment of the Executive's costs and expenses hereunder.

         5. Indemnification and Hold Harmless. The Company shall indemnify and hold harmless the Executive from and against any penalty, liability, cost or other expense, including, but not limited to, the payment of reasonable attorneys' fees which the Executive may incur in connection with this Agreement or with his role as a member of NTN's Board while serving as the designee of the Company, to the extent not covered by any insurance policy of NTN or any indemnification provided by NTN, unless such liability, cost or expense arises out of the Executive's own gross negligence or willful misconduct. The Executive shall not be obligated or expected to commence or defend any legal action or proceeding in connection with this Agreement unless agreed upon in writing by the Executive and the Company and unless the Executive is fully indemnified for doing so to his satisfaction.

         6. Nontransferability. Neither the Compensation the Executive is otherwise entitled to receive nor the rights of the Company to receive such Compensation shall be subject to attachment, execution or other similar process by any third party. Any attempt by the Executive or the Company to alienate, assign, pledge, or hypothecate any right created under this Agreement shall be null and void.

         7. Termination of Employment. In the event the Executive's employment with the Company terminates for any reason and the Executive thereafter remains a member of NTN's Board, then the terms of Sections 3, 4 and 5 shall apply to all Compensation the Executive is otherwise entitled to receive from NTN until the Executive ceases to be a member of NTN's Board and the Company has received all such Compensation (including the exercise of outstanding stock option rights) or the Executive's or the Company's right to such Compensation has expired or been forfeited.

         8. No Employment Rights. The Executive acknowledges that, by execution of this Agreement, the Executive shall not have any right to continued employment with the Company, and this Agreement shall not be construed as an employment contract between the Executive and the Company.

         9. Successors. All rights and obligations of the Company under this Agreement shall be binding on any and all successors to the Company and shall survive any purchase, merger, consolidation or other disposition of all or substantially all of the business and/or assets of the Company. This Agreement shall be binding on the Executive, his spouse, estate, representatives, heirs and assigns.

         10. Notices. All notices which are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be sufficient in all respects if given in writing and (i) delivered personally, (ii) mailed by certified or registered mail, return receipt requested and postage prepaid,
(iii) sent via a nationally recognized overnight courier or (iv) sent via facsimile confirmed in writing to the recipient, if to the Company at the Company's principal place of business, and if to the Executive, at his home address most recently filed with the Company, or to such other address or addresses as either party shall have designated in writing to the other party hereto, provided, however, that any notice sent by certified or registered mail shall be deemed delivered on the date of delivery as evidenced by the return receipt.

         11. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia.

         12. Severability. The Executive and the Company agree that in the event that any court of competent jurisdiction shall render a final decision that any party of this Agreement is invalid, illegible or incapable of being enforced in whole or in part by reason of any rule of law or public policy, such part shall be deemed to be severed from the remainder of this Agreement for the purpose only of the particular legal proceedings in question and all other covenants and provisions of this Agreement shall in every other respect continue in full force and effect and no covenant or provision shall be deemed dependent upon any other covenant or provision.

         13. Waiver. Failure to insist upon strict compliance with any of the terms, covenants or conditions hereof shall not be deemed a waiver of such term, covenant or condition, nor shall any waiver or relinquishment of any right or power hereunder at any one or more times be deemed a waiver or relinquishment of such right or power at any other time or times.

         14. Entire Agreement; Modifications. This Agreement constitutes the entire and final expression of the agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements, oral and written, between the parties hereto with respect to the subject matter hereof. This Agreement may be modified or amended only by an instrument in writing signed by both parties hereto.

         15. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.








         IN WITNESS WHEREOF, the Company and the Executive have duly executed and delivered this Agreement as of the day and year first above written.


                                           MEDIA GENERAL, INC.



                                           By: /s/ O. Reid Ashe, Jr.
                                               ------------------------------
                                           Name:    O. Reid Ashe, Jr.
                                           Title:   Senior Vice President &
                                                    Chief Operating Officer


                                           EXECUTIVE



                                           /s/ C. Kirk Read
                                           ----------------------------------
                                           C. Kirk Read

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

                                                                                                           Exhibit 99.1

                                   Executive Officers & Directors of Media General


--------------------------- ----------------------------- ------------------------------------- ----------------------
Name                        Residence or Business         Present Employment/Employer           NTN Common Stock
                            Address                                                             Holdings
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
Directors of Media General
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
J. Stewart Bryan III (a)    333 East Franklin Street      Chairman of the Board of Media General         None
                            Richmond, Virginia 23219
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
Marshall N. Morton          333 East Franklin Street      President and Chief Executive                  None
                            Richmond, Virginia 23219      Officer of Media General
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
O. Reid Ashe, Jr.           333 East Franklin Street      Executive Vice President and Chief
                            Richmond, Virginia 23219      Operating Officer of Media General
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
Diana F. Cantor             101 N. 14th Street James      Director of Media General;                     None
                            James Monroe Building         Executive Director of the Virginia
                            Richmond, Virginia  23219     College Savings Plan, an
                                                          independent agency of the
                                                          Commonwealth of Virginia
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
Charles A. Davis            20 Horseneck Lane             Director of Media General; Chief               None
                            Greenwich, Connecticut        Executive Officer of Stone Point
                            06830-6327                    Capital LLC
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
Rodney A. Smolla            Sydney Lewis Hall             Director of Media General;  Dean of            None
                            Lexington, Virginia  24450    the Washington and Lee University
                                                          School of Law
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
Thompson L. Rankin          101 E. Kennedy Boulevard      Director of Media General; retired             None
                            Suite 3460                    President and Chief Executive
                            Tampa, Florida  33602         Officer of Lykes Bros., Inc.
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
Walter E. Williams          George Mason University       Director of Media General; Faculty             None
                            4400 University Drive         member at George Mason University,
                            Fairfax, Virginia 22030-4444  Fairfax, Virginia; author,
                                                          columnist, radio and television
                                                          commentator
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
Coleman Wortham III         One James Center  901 East    Director of Media General;                     None
                            Cary Street 11th Floor        President and Chief Executive
                            Richmond, Virginia  23219     Officer of Davenport & Company LLC,
                                                          a Richmond, Virginia, investment
                                                          banking firm
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------

(a)  Identified in Media General's definitive proxy statement for the 2007 Annual Meeting of Stockholders ("Proxy Statement") as
   beneficially owning 466,162 shares, or 83.8% of Media General's outstanding Class B Common Stock (the "Class B Common Stock").
   Mr. Bryan has sole voting and dispositive power as to such shares unless otherwise noted below.  Media General's Articles of
   Incorporation provide for the holders of Media General's Class A Common Stock (the "Class A Common Stock") voting separately and as a class to elect 30% of the Board of Directors of Media General (or the nearest whole number if such percentage is not a whole number) and for the holders of the Class B Common Stock to elect the balance.  The By-laws of Media General provide that in the election of each class of directors, those receiving the greatest number of votes of each class of stockholders entitled to vote for such directors shall be elected.  The shares of Class B Common Stock identified for Mr. Bryan above include 373,000 shares held by the D. Tennant Bryan Media Trust ("Media Trust"), of which Mr. Bryan serves as sole trustee.  Mr. Bryan and the
   Media Trust constitute a group for certain purposes.

Other Executive Officers
of  Media General (b)
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
Stephen Y. Dickinson        333 East Franklin Street      Controller and Chief Accounting                None
                            Richmond, Virginia 23219      Officer
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
George L. Mahoney           333 East Franklin Street      Vice President, General Counsel and            None
                            Richmond, Virginia 23219      Secretary
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
Lou Anne J. Nabhan          333 East Franklin Street      Vice President, Corporate                      None
                            Richmond, Virginia 23219      Communications
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
C. Kirk Read                333 East Franklin Street      Vice President, President of
                            Richmond, Virginia 23219      Interactive Media Division
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
John A. Schauss             333 East Franklin Street      Vice President-Finance and Chief               None
                            Richmond, Virginia 23219      Financial Officer
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
H. Graham Woodlief, Jr.     333 East Franklin Street      Vice President, President of                   None
                            Richmond, Virginia 23219      Publishing Division
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
James F. Woodward           333 East Franklin Street      Vice President, Human Resources                None
                            Richmond, Virginia 23219
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
James A. Zimmerman          333 East Franklin Street      Vice President, President of                   None
                            Richmond, Virginia 23219      Broadcast Division
--------------------------- ----------------------------- ------------------------------------- ----------------------

(b)   Includes only executive officers reported in the Annual Report of Media General, Inc. on Form 10-K for the fiscal year ended December 31, 2006, except as to Mr. Read, who was elected Vice President, President of Interactive Media Division
    on June 1, 2007.  Executive officers also serving as directors are listed only under the "Directors of Media General" heading.


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